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Astris Energi Inc. · 6-K · For 8/17/04, On 8/17/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 17, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.

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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 8/17/04, On 8/17/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________
The following are included in this report on Form 6-K:

Sequential
Exhibit Description Page Number
------- ----------- -----------

1. Press release, dated August 17, 2004 3

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\Astris Energi Inc. · 6-K · For 8/17/04, On 8/17/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________
EXHIBIT 1

ASTRIS ENERGI SETS OCTOBER 13TH AGM DATE

MISSISSAUGA, ONTARIO, CANADA, August 17, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, today announced that it will hold its 2004 Annual and Special Meeting of Shareholders on Wednesday, October 13th at 11:00 am (ET).

The event will be held at the Delta Meadowvale Resort and Conference Centre, 6750 Mississauga Road, Misssissauga, Ontario, Canada. Jiri K. Nor, President and CEO, H. David Ramm, Executive Vice-President, Anthony J. Durkacz, Vice-President of Finance and Peter Nor, Vice-President of Marketing will address the meeting, updating shareholders on the Company’s progress and future plans.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent on the development of Astris’ AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
Vice President of Finance
Astris Energi Inc.
Phone: 905-608-2000
Fax:  905-608-8222
E-mail: adurkacz@astris.ca

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